MICROMGX, INC.

FINANCIAL STATEMENTS

For the years ended
December 31, 2021 and 2020

BEGALKE & ASSOCIATES LLC

TAX, ACCOUNTING AND ADVISORY SERVICES

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
MicroMGx, Inc.
3440 S. Dearborn Street
#144S
Chicago, Illinois 60616

We have reviewed the accompanying financial statements of MicroMGx, Inc. (an S Corporation), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of MicroMGx, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

BEGALKECPA.com

2024 Kohler Memorial Drive
Sheboygan, WI 53081

506 E. Mill St., Suite 106
Plymouth, WI 53073

920.458.3591 (phone)
920.458.4560 (fax)

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 14 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 14. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Sheboygan, Wisconsin

July 25, 2022

Begalke + Associates, LLC

MicroMGx, Inc.
BALANCE SHEET
December 31, 2021 and 2020
(See Accountant's Review Report)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 85,011	$ 203,237
Due from US treasury - Employee retention credit	85,542	-
Prepaid payroll tax	2,462	1,756
Total current assets	$ 173,015	$ 204,993
PROPERTY AND EQUIPMENT		
Equipment and tools	$ 31,493	$ 17,843
Less: Accumulated depreciation	6,003	1,297
Net property and equipment	$ 25,490	$ 16,546
OTHER ASSETS		
Licenses, net of amortization of $0	$ 10,000	$ -
Total other assets	$ 10,000	$ -
TOTAL ASSETS	$ 208,505	$ 221,539

(Unaudited)

Exhibit A

LIABILITIES

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ 6,089	$ 5,529
Credit card payable	16,986	10,518
Current portion of long-term debt	86,000	-
Accrued wages	13,167	17,839
Accrued payroll taxes and benefits	2,330	12,631
Accrued retirement contribution	9,227	9,348
Total current liabilities	$ 133,799	$ 55,865
LONG-TERM LIABILITIES		
Note payable - EIDL	$ 160,300	$ 117,200
Notes payable - Stockholders	86,000	-
Less current portion	(86,000)	-
Total long-term liabilities	$ 160,300	$ 117,200
TOTAL LIABILITIES	$ 294,099	$ 173,065

STOCKHOLDERS' EQUITY

	2021	2020
COMMON STOCK		
1,000,000 shares authorized, no par value, 154,375 shares issued	$ 401,778	$ 401,778
RETAINED EARNINGS		
Retained earnings	(353,304)	(83,632)
Net income	(134,068)	(269,672)
TOTAL STOCKHOLDERS' EQUITY	$ (85,594)	$ 48,474
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 208,505	$ 221,539
BOOK VALUE PER SHARE	$ (0.55)	$ 0.31

See accompanying notes to financial statements.

(Unaudited)

Exhibit B

MicroMGx, Inc.
STATEMENT OF INCOME
AND RETAINED EARNINGS
For the years ended December 31, 2021 and 2020
(See Accountant's Review Report)

	2021	2020
SERVICE REVENUE	$ 523,700	$ 537,000
COST OF SERVICES - R & D		
Lab supplies	$ 41,269	$ 22,273
Lab equipment	7,839	3,794
Subcontractors	150,926	171,219
Salaries and wages	397,510	430,984
Payroll taxes	29,641	33,813
Fringe benefits	23,342	14,221
Rent	61,244	39,946
Shipping	1,306	304
Depreciation	4,706	1,297
Cloud Computing	13,412	6,502
Total cost of services - R & D	$ 731,195	$ 724,353
Gross loss	$ (207,495)	$ (187,353)
GENERAL AND ADMINISTRATIVE EXPENSES		
Advertising and marketing	$ 15,650	$ 6,680
Banking fees	701	76
Corporate development	56,414	20,464
Dues and subscriptions	433	1,230
Insurance	3,695	10,729
Interest expense	3,432	8,147
Legal and professional	47,468	48,535
Meals	483	1,264
Office expense	8,832	12,778
Parking	3,768	522
Travel	2,838	6,294
Total general and administrative expenses	$ 143,714	$ 116,719
Operating loss	$ (351,209)	$ (304,072)
OTHER INCOME		
Interest income	$ -	$ 200
Employee retention credit	128,341	-
EIDL Grant	-	6,000
PPP loan debt forgiveness	88,800	28,200
Total other income	$ 217,141	$ 34,400
Net loss	$ (134,068)	$ (269,672)
RETAINED EARNINGS		
Beginning	(353,304)	(83,632)
Ending	$ (487,372)	$ (353,304)
Primary and fully diluted income per share	$ (0.87)	$ (1.75)

See accompanying notes to financial statements.

MicroMGx, Inc.   Exhibit C
STATEMENT OF CASH FLOWS
For the years ended December 31, 2021 and 2020
(See Accountant's Review Report)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (134,068)	$ (269,672)
Adjustments to reconcile net loss to net		
cash provided by operating activities		
Depreciation	4,706	1,297
Increase in payroll tax credit receivable	(85,542)	-
Increase in payroll tax deposits	(706)	(1,756)
Increase in accounts payable	560	5,529
Increase in credit card payable	6,468	10,518
(Decrease) Increase in accrued payroll	(4,672)	17,839
Decrease in accrued payroll taxes and benefits	(10,301)	(489)
(Decrease) Increase in accrued retirement contribution	(121)	9,348
Net cash used by operating activities	$ (223,676)	$ (227,386)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisitions of property and equipment	$ (13,650)	$ (17,843)
Acquisition of intellectual property	(10,000)	
Net cash used by investing activities	$ (23,650)	$ (17,843)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase in credit lines and notes	$ 43,100	$ 117,200
Increase in shareholder notes	86,000	-
Payoff of shareholder notes	-	(109,500)
Accrued interest paid on shareholder notes	-	(4,179)
Common stock issued	-	400,000
Net cash provided by financing activities	$ 129,100	$ 403,521
NET (DECREASE) INCREASE IN CASH	$ (118,226)	$ 158,292
CASH AND CASH EQUIVALENTS		
Beginning	203,237	44,945
Ending	$ 85,011	$ 203,237
Total income taxes paid	$ -	$ -
Total interest paid	$ 3,432	$ 8,147

See accompanying notes to financial statements.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          AND NATURE OF OPERATIONS

A. Summary of Operations
    The Company is engaged in discovering natural products that have important applications as the active ingredients in specialty chemical products ranging from pharmaceuticals to herbicides. The Company is primarily involved in research and development to support life sciences and new discovery that can generate revenue with other life science organizations.

    The Company's mission is to accelerate the discovery of new chemistry from nature that can enrich and extend human life. The Company supports that undiscovered compounds produced by microbes can be identified and made accessible to life science R&D organizations around the world.

    The Company's current operations provide services, consulting and specific research for other scientific organizations, research companies and product developers.

    At this time, the Company does not sell or produce any specific product. Nor does it have a routine service or specific contract in place with its customers and other organizations.

    In the short term, the Company hopes to generate significant revenue by entering into contracts with life science companies to provide specific microbial processes, research and development, and proprietary data, which will allow those companies to meet their goals and development of life science products.

    In the long term, the Company's plan is to discovery natural products and then license them to life science companies, bringing in upfront license fees, milestone payments, and royalties.

B. Application of Revenue Recognition - Contracts & Services
    In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*. This guidance outlines a single, comprehensive model for accounting for revenue from contracts with customers. We acknowledged and adopted the standard on January 1, 2018 and have concluded that no changes are necessary to conform to the new standard for our fixed contracts as well as time and material contracts. Both methods use separate accounting methods, but both recognize revenue as work is performed. Additionally, the Company has previously assigned contract prices to each customer and job that they perform.

The Company had no open contracts at the end of 2021 and 2020. Services were performed in short periods and invoiced at the inception of any contract in 2021 and 2020. Therefore, revenue was recognized at the beginning of each contract.

The Company may use the completed contract method for future contracts that span over multiple accounting periods.

C. Accounting Method

The Company used the Income Tax method of accounting for book and management reports prior to the issuance of these financial statements. The Company made the switch to GAAP accounting on January 1, 2020 to prepare applicable financial statements for investors.

The only item that could have an effect on these financial statements from the prior period accounting methods is startup costs. These are immaterial as the Company has recognized revenue since 2017 in relation to grant funding.

D. Selling, General and Administrative Expense

These expenses are charged to operations as incurred and are not allocated to contract costs.

E. Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

F. Inventory

There is no inventory recorded or booked as the Company is still developing a product or process that may be sold. Inventory will be valued at cost which will consist of raw materials and other development costs to deliver customer deliverables.

G. Property, Equipment and Depreciation

Property and equipment are carried at cost. Major additions are capitalized. Depreciation is computed using straight-line and accelerated methods over the following estimated useful lives:

Equipment and tools – 5 and 7 years

For book and income tax purposes assets less than $2,500 are expensed in the year of purchase.

H. Location and Industry

The Company's lab is located in Chicago, Illinois. All of its research and development is conducted at this location. Administration and office work takes place in Evanston, IL and other remote locations. The Company is involved in providing services, consulting and specific research for other scientific organizations, other research companies and product developers.

(See Accountant's Review Report)

I. Advertising Costs

Advertising and sales promotion costs are expensed as incurred.

J. Accounts Receivable

Accounts receivable is carried at cost and is written off when determined to be uncollectible. An allowance is carried on the books. The Company had no account receivable balances for the periods ending December 31, 2021 and 2020.

NOTE 2   DEBT & SHAREHOLDER PROMISSORY NOTES

On June 16, 2020 the Company took out a $117,200 SBA loan as part of the Economic Impact Program or "EIDL". The Company received an additional $43,100 on August 24, 2021 as part of the same program. The total principal balance due was $160,300 and $43,100 on December 31, 2021 and 2020.

The initial note was to include monthly installments of $572 and bear an interest rate of 3.75%. The collateral on the loan is all business assets. The SBA did not require payments for 12 months and the first payment made on the note was on July 2, 2021. Six payments of $572 were made on the note during 2021.

After the principal increase of $43,100 on August 24, 2021 the payment amount was to be updated to $820. However, payments of $572 have been paid monthly since July 2, 2021 and at this time are interest only, despite the loan agreement stating that they should be allocated to principal and interest. The SBA has changed the terms of this note and modified payment terms multiple times. The Company is up to date on all payments and continues to make interest only payments. The SBA is currently revising future payments.

Prior to and during 2020 and 2021 the Company's shareholders issued numerous promissory notes to the Company for operational expenses. Each note was issued with different principal balances and could be increased depending on the Company's cash flow and needs. Each note consistently charged a rate of 10% per annum on the current principal balance.

All promissory notes outstanding at December 31 2021 are not charging interest until January 1, 2022. No interest is accrued for the December 31, 2021 tax year. These notes are due and are to be repaid in full, plus interest on June 30, 2022. However, the owner of the note has the option of extending the due date of the note.

The following summarizes all activity and interest paid on each shareholder's promissory note for the periods ending December 2021 and 2020:

Anthony Goering

2020 Activity:
Initial Loan Date: 1/21/20
Loan Amount: $10,000
Company Repayment Date: 6/30/20
Total Principal Payoff: $10,000
Company Interest Paid in 2020: $416

Jack Kloeber

2020 Activity:
Initial Loan Date: 3/28/19
Initial Loan Amount: $15,000
Principal Balance at Beginning of 2020: $50,000
Additional Loans made during 2020: $100
Company Repayment Date: 6/30/20
Total Principal Payoff: $50,100
Company Interest Paid in 2020: $3870

2021 Activity:
Initial Loan Date: 12/7/21
Loan Amount: $6,000

Neil Kelleher

2020 Activity:
Initial Loan Date: 12/1/2016
Initial Loan Amount: $ 6,296
Principal Balance at Beginning of 2020: $59,500
Additional Loans made during 2020:$ 40,000
Company Repayment Date: 6/30/20
Total Principal Payoff: $99,500
Company Interest Paid in 2020: $6,144

2021 Activity:
Initial Loan Date: 12/13/21
Loan Amount: $20,000

Regan Thomson

2020 Activity:
Initial Loan Date: 2/26/20
Initial Loan Amount: $10,000
Company Repayment Date: 6/30/20
Total Principal Payoff: $10,000
Company Interest Paid in 2020: $318

2021 Activity:
Initial Loan Date: 12/16/21
Loan Amount: $10,000

(See Accountant's Review Report)

William Metcalf

    2020 Activity:
      Initial Loan Date: 1/29/20
      Initial Loan Amount: $40,000
      Company Repayment Date: 6/30/20
      Total Principal Payoff: $40,000
      Company Interest Paid in 2020: $1,578

    2021 Activity:
      Initial Loan Date: 12/20/21
      Loan Amount: $25,000

Rajmony Pannu

    2021 Activity:
      Initial Loan Date: 12/16//21
      Loan Amount: $25,000

NOTE 3   RELATED PARTY TRANSACTIONS

During 2021 and 2020 the Company engaged in multiple projects that required consulting fees to be paid to shareholders or their closely held companies. These fees were agreed upon by the Board of Directors and 1099s were issued for consulting arrangements outside of regular employment.

The following amounts were paid to shareholders or their closely held companies for consulting or other related services during 2021:

- Proteinaceous, Inc. (Neil Kelleher – Shareholder): $4,000
- Enkay Omics Inc. (Neil Kelleher – Shareholder): $80,000
- Kromite, LLC (Jack Kloeber – Shareholder): $49,555

The following amounts were paid to shareholders or their closely held companies for consulting or other related services during 2020:

- Kelleher Consulting Inc. (Neil Kelleher – Shareholder): $16,960
- Proteinaceous, Inc. (Neil Kelleher – Shareholder): $26,400
- Kromite, LLC (Jack Kloeber – Shareholder): $64,464
- Regan Thomson: $7,280
- William Metcalf: $15,760

NOTE 4   STOCK ISSUANCE AND OWNERSHIP

On April 20, 2020, the Company issued an additional 15,500 shares of common shares to Rajmony Pannu in exchange for $400,000. Before the issuance of the stock, the Company had 138,875 shares issued of 1,000,000 shares available. All other shares issued prior to 2020 were at zero cost or for $778 related to sweat equity.

(See Accountant's Review Report)

On June 21, 2021, Jack Kloeber purchased 6,200 shares from Rajmony Pannu.

Ownership of the Company on December 31, 2021 is as follows:

Shareholder	Shares	% of Interest
Neil Kelleher	42,000	27.21%
William Metcalf	39,000	25.26%
Regan Thomson	18,000	11.66%
Anthony Goering	12,100	7.84%
Jack Kloeber	33,975	22.01%
Rajmony Pannu	9,300	6.02%
	154,375	100.00%

Ownership of the Company on December 31, 2020 is as follows:

Shareholder	Shares	% of Interest
Neil Kelleher	42,000	27.21%
William Metcalf	39,000	25.26%
Regan Thomson	18,000	11.66%
Anthony Goering	12,100	7.84%
Jack Kloeber	27,775	17.99%
Rajmony Pannu	15,500	10.04%
	154,375	100.00%

The value of the stock is the appraised value, which is the fair market value of the Company as determined by the Company's regular accountant as of the end of the last full taxable year.

NOTE 5   CASH FLOW INFORMATION

Cash paid for interest and income taxes was as follows:

	2021	2020
Interest	$ 3,432	$ 8,147

In 2021 and 2020 there were no non-cash investing or financing transactions. No interest was capitalized during the year.

NOTE 6   CONCENTRATIONS

For the year ended December 31, 2021, the Company had two customers that comprised all of the revenue. For the year ended December 31, 2020, one customer comprised all of the company revenue.

The services and research the Company provides has a very concentrated customer base and demand.

(See Accountant's Review Report)

The Company also has a concentration of lenders and financing opportunities as a startup operation. Financing has only been obtainable through government programs and shareholders.

NOTE 7   INCOME TAX EXPENSE

Components - Current and Deferred

The Company elected to be treated as an S-Corporation effective January 1, 2015.

The provision for income taxes consists of the following components:

	2021	2020
Current – Federal	$ -0-	$ -0-
Current – Illinois	-0-	-0-
Deferred – Federal	-0-	-0-
Deferred – Illinois	-0-	-0-
Total	$ -0-	$ -0-

The Company can elect to pay Illinois income tax at the entity level. Illinois passed legislation in August of 2021 that allows S-Corporations to deduct and pay income tax at the entity level. The Company has not elected to pay tax at the entity level in 2021.

In 2021 and going forward the Company will not book any deferred tax provisions, as the tax flows through to shareholders, not the Company.

Uncertain Tax Positions

The Company adopted the provisions of ASC 740-10. As of December 31, 2021 and 2020 there were no significant uncertain tax positions.

The Company continually evaluates expiring statutes of limitations, audit, proposed settlements, changes in tax law, and new authoritative rulings.

The Company recognizes accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. As of December 31, 2021 and 2020 there were no accrued interest and penalties associated with uncertain tax positions accrued in the financial statements.

The Company files income tax returns in the U.S. federal jurisdiction, and the State of Illinois. There are no federal or state audits in progress.

U.S. federal and Illinois statute of limitations is three years.

The company has filed paperwork in 2021 to have the corporation be taxed as a "C Corporation", effective January 1, 2022.

NOTE 8   ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 9   OTHER ASSET

The Company's other asset or intangible proprietary property, includes a license and patent option obtained in 2021 for $10,000 from the University of Illinois. The company is electing not to amortize this cost until research and production starts in relation to the licensing rights.

NOTE 10   DEPRECIATION

Depreciation expense for 2021 and 2020 is as follows:

	2021	2020
Beginning accumulated depreciation	$1,297	$ -0-
Depreciation expense	4,706	1,297
Ending accumulated depreciation	$6,003	$1,297

No assets were sold, disposed or out of service in 2021 and 2020.

NOTE 11   RETIREMENT PLAN AND BENEFITS

The Company has a Simple IRA retirement plan for all employees. If performance allows, the company provides a percentage match at the end of year. The Company contributed and matched $9,227 and $9,348 in 2021 and 2020, respectively.

The Company has a paid time off policy and employees can accrue hours. The Company does not accrue paid time off in its financial statements. The approximate liability would be $10,000 for both 2021 and 2020, respectively.

NOTE 12   COVID-19 AND FINANCIAL IMPACT

In 2021 the Company received a loan from PNC Bank, NA in the amount of $88,800 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated February 8, 2021. The Company applied for and was notified on September 27, 2021 that $88,800 in eligible expenditures for

(See Accountant's Review Report)

payroll and other expenses described in the CARES Act have been forgiven. Loan forgiveness is reflected in other income in the statement of income.

In 2020 the Company received a loan from PNC Bank, NA in the amount of $28,200 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan was subject to a note dated May 12, 2020. The Company applied for and has been notified on April 14, 2021 that $28,200 in eligible expenditures for payroll and other expenses described in the CARES Act was forgiven. Loan forgiveness is reflected in other income in the accompanying statement of income.

The Company also received $6,000 on April 21, 2020 from the SBA as an initial EIDL loan advance. However, this amount was also forgiven and reclassified a grant.

None of the Paycheck Protection Program or the EIDL grant government assistance the Company received is taxable.

As part of Covid-19 relief programs the Company took advantage of the employee retention tax credit. The Company filed three 941 forms for the first three quarters of 2021 to claim a refund against payroll taxes. The total refunds requested totaled $128,341. The Company received $42,279 for the second quarter's credit in 2021 and the remaining credits of $85,542 were received in 2022. The credit is taxable for federal and Illinois income tax returns.

The Company has remained and continues to be operational during the Covid-19 pandemic.

NOTE 13   RENTAL LAB LEASE

The Company rents its lab space from the Illinois Institute of Technology in Chicago Illinois. The Company entered into its first lease on March 28, 2019 and renewed the lease on October 23, 2021.

The Company recently adjusted the lease on May 25, 2022 and it expires on May 31, 2023. The renewed lease reduced the size and space the Company was leasing from the Illinois Institute of Technology.

Rent expense to Illinois Institute of Technology for the years ended December 31, 2021 and 2020 was $61,244 and $39,946, respectively. No amounts were unpaid at December 31, 2021 and 2020.

Known future rent payments are as follows:

2022	$49,363
2023	11,660
Total	$61,023

NOTE 14   GOING CONCERN

The COVID-19 pandemic developed rapidly in 2020. The resulting impact of the virus on the operations and measures taken by various governments to contain the virus have negatively affected the Company's results in the respective reporting periods.

The currently known impacts of COVID-19 on the Company are:

- A decline in revenues in 2020 and 2021 from expected and budget services to be performed.
- Closure of the Company's production facilities/sales locations in Illinois until at least June of 2020 and limited use afterwards.
- Closure of the Company's customers and target market's business and operations.
- Difficulty obtaining financing for operations that are ceased or stalled.
- Limitations on travel to visit customers, marketing the Company's services, and raising funds from investors or banks.

These developments result in an operating net loss of $354,241 and $304,072 in 2021 and 2020. Additionally, an operating cash outflow of $118,266 occurred in 2021.

As a result of these matters there is a material uncertainty that may cast significant doubt upon the Company's ability to continue as a going concern and therefore whether the group will realize its assets and settle its liabilities in the ordinary course of business at the amounts recorded in the financial statements.

In response to these matters, the Company has taken the following actions:

1. Sale of equipment and other lab supplies that are not integral to short term operations
2. Ceasing unnecessary operations and furloughed staff in order to manage available cash reserves;
3. Not paying any shareholder distributions and not paying down shareholder promissory notes until cash flow allows.

However, if operations continue to decline and services or revenue opportunities are not present by December 31, 2022 then it will be necessary to raise additional capital from investors or obtain financing from lenders. The Company has started those discussions and expects that this capital will be available if required. Although it is not certain that these efforts will be successful, management has determined that the actions that have been taken are sufficient to mitigate the uncertainty. Based on the circumstances described above, the financial statements are prepared on the assumption that the entity is a going concern.

NOTE 15   SUBSEQUENT EVENTS

We are not aware of any subsequent events that need to be disclosed in the financial statements as of July 25, 2022, which is the financial statement issuance date.

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
MicroMGx, Inc.
3440 S. Dearborn Street
#144S
Chicago, Illinois 60616

We have reviewed the accompanying financial statements of MicroMGx, Inc. (an S Corporation), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income and retained earnings, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of MicroMGx, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

BEGALKECPA.com

2024 Kohler Memorial Drive
Sheboygan, WI 53081

506 E. Mill St., Suite 106
Plymouth, WI 53073

920.458.3591 (phone)
920.458.4560 (fax)

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 14 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 14. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Begalke & Associates LLC

Sheboygan, Wisconsin

July 25, 2022

(Unaudited)
Exhibit C

MicroMGx, Inc.
STATEMENT OF CHANGES IN
STOCKHOLDERS' EQUITY
For the years ended December 31, 2021 and 2020
(See Accountant's Review Report)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Stock Warrants	Total Stockholders' Equity
Balance at January 1, 2020	138,875	$ 1,778	$ -	$ (83,632)	$ -	$ (81,854)
Net income (loss)	-	-	-	(269,672)	-	(269,672)
Issurance of common stock	15,500	400,000	-	-	-	400,000
Balance at December 31, 2020	154,375	$ 401,778	$ -	$ (353,304)	$ -	$ 48,474
Net income (loss)	-	-	-	(134,068)	-	(134,068)
Issurance of common stock	-	-	-	-	-	-
Balance at December 31, 2021	154,375	$ 401,778	$ -	$ (487,372)	$ -	$ (85,594)

See accompanying notes to financial statements.